SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                         Commission File Number 1-07797

                                            NOTIFICATION OF LATE FILING

(Check One):  o   Form 10-K     X Form 11-K   o   Form 20-F      o   Form 10-Q
              o   Form N-SAR
              For Period Ended:         December 31, 1997
o Transition Report on Form 10-K             o   Transition Report on Form 10-Q
o Transition Report on Form 20-F             o   Transition Report on Form N-SAR
o Transition Report on Form 11-K
         For Transition Period Ended:


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART 1
                             REGISTRANT INFORMATION

Full name of registrant
                    PHH Corporation Employee Investment Plan
Form name if applicable
                                    Form 11-K

Address of principal executive office (Street and number)
                                  6 Sylvan Way


City, state and zip code
                          Parsippany, New Jersey 07054

                                     PART II
                            RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X    (b) The subject annual report, semi-annual report, transition report on
         Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.









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                                    PART III
                                    NARRATIVE

     As a result of changes in personnel responsible for record keeping and Plan financial reporting at Cendant Corporation (the "Company") in connection with: (i) the merger of HFS Incorporated ("HFS") and PHH Corporation in April 1997; (ii) the merger of HFS and CUC International Inc. in December 1997; (iii) a recent reorganization of certain accounting functions within the Company and (iv) the merger of the PHH Corporation Employee Investment Plan into the Cendant Corporation Employee Savings Plan on May 1, 1998, the Form 11-K due June 29, 1998 could not be filed without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
         Eric J.  Bock   (973)     496-7207
        (Name)        (Area Code) (Telephone  Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                   X Yes   o  No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   o Yes   X  No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                       N/A
                                       -
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      June 29, 1998                          By   /s/ Terry Kridler
                                                      Trustee